

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 16, 2010

Via U.S. Mail and Facsimile

Charles Bradley, Jr.
Chief Executive Officer
Consumer Portfolio Services, Inc.
19500 Jamboree Road
Irvine, CA 92612

> **Re:** **Consumer Portfolio Services, Inc.**
> **Registration Statement on Form S-1**
> **Filed August 20, 2010**
> **File No. 333-168976**

Dear Mr. Bradley:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed August 20, 2010

General

1. Please remove from registration by means of a post-effective amendment any unsold securities that were registered on the Form S-2 filed on January 7, 2005 (File No. 333-121913). Refer to Item 512(a)(3) of Regulation S-K.

2. Please tell us whether you will file the final indenture as an exhibit to the registration statement prior to effectiveness.

3. Please confirm that the offering will commence promptly after effectiveness. In addition, please revise to remove the reference to "from time to time" throughout the prospectus when you are referring to the notes offering, since it appears you intend for this offering to be a continuous offering. Furthermore, please confirm that the amount of securities registered is reasonably expected to be offered and sold within two years from the effective date of the registration statement. Refer to Rule 415(a)(2) promulgated under the Securities Act of 1933.

4. We note your disclosure throughout the prospectus that you are currently contractually prohibited from repurchasing notes. Please revise the prospectus to specifically describe the contract(s) and contractual provision(s) that prohibit repurchases.

Prospectus cover page

5. We note that you intend to issue three and six month and one, two, three, four, five and ten year renewable unsecured subordinated notes. Please revise to identify the maximum aggregate principal amount of each type of note that will be issued. Further, please revise to clarify that if interest rates are changed, the new interest rates and effective dates will be set forth in supplements to the prospectus and that any change will not affect the interest rate of any note purchased prior to the effective date of such change.

Summary

General

6. We note that you have incurred a net loss in each quarter since 2008. Please revise the summary section to disclose this fact. Please also revise to disclose whether you expect to generate net income in the near future.

Incorporation of Certain Information by Reference, page 5

7. Please revise to indicate that you will provide without charge copies of all exhibits that are specifically incorporated by reference to a filing. See Note to Item 12(b)(1) of Form S-1.

Risk Factors

Risks Related to CPS, page 10

8. Tell us how you concluded that you are able to incorporate risk factors by reference.

Recent Developments, page 18

9. We note the disclosure in the Form 8-K filed August 30, 2010 relating to the notice of delisting from NASDAQ. Please include similar disclosure in your registration statement. We note that the Form 8-K is incorporated by reference into the prospectus.

Waivers and Amendments of Financial and Performance Covenants, page 18

10. Please expand your disclosure to specifically describe and quantify the financial covenants with which you are or were not in compliance during 2009 and 2010.

Exhibit 5.1

11. In the opinion, counsel indicates that he has examined the supplement to the indenture filed as an exhibit to the registration statement. We note that no indenture supplement has been filed as an exhibit to the registration statement. Please explain. We also note that the legal opinion is signed and dated and appears to be a "final" opinion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Charles Bradley, Jr.
Consumer Portfolio Services, Inc.
September 16, 2010
Page 4

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Matt McNair, Attorney-Adviser, at (202) 551-3583 or me at (202) 551-3366 with any other questions.

Sincerely,

Michael Seaman
Special Counsel

cc: Mark Harris, Esq.
            Andrews Kurth LLP